YONDER GLOBAL, PBC.
Summary of Terms for Common Stock Investment

Issuer:	Yonder Global, PBC., a Delaware public benefit corporation (the "**Company**")
Amount of Financing:	A minimum of $250,000.80 and a maximum of $1,069,999.56 will be contributed by investors (the "**Investors**") at multiple closings to occur within one (1) year following the initial closing, using the online equity crowdfunding portal made available by Wefunder Portal LLC (the "**Portal**").
Price:	$1.38 per share, reflecting an $18,013,799.64 pre-money valuation of the Company on a fully-diluted basis (including shares reserved for the Company's employee option pool).
Type of Security:	Common Stock.
Voting Rights:	The Common Stock will have the right to vote on all matters presented to the stockholders of the Company for a vote, except as otherwise required by applicable law or the Company's Certificate of Incorporation or Bylaws. However, each Investor will grant an irrevocable proxy to a lead Investor, granting the lead Investor the sole power to vote each Investor's shares of Common Stock purchased through the Portal.
Dividends:	Dividends shall be paid on the Common Stock when, as and if declared by the Company's Board of Directors.
Subscription Agreement:	Each investment shall be made pursuant to a Subscription Agreement in the form made available to Investors through the Portal, which agreement shall contain, among other things, customary representations, warranties and covenants of the Company and appropriate conditions of closing.
Confidentiality:	This term sheet and any related discussions and correspondence between the Company and any Investor (except for any information generally available to the public through the Portal) are to be held in strict confidence by each Investor and may not to be disclosed by such Investor to any party without the prior written approval of the Company.
Governing Law:	This summary of terms shall be governed in all respects by the laws of the State of Delaware.

This summary of terms is not intended to be, and does not constitute, a legally binding commitment by any Investor or the Company. This summary of terms imposes no duty or obligation on the Investors or the Company to proceed with a transaction. A legally binding obligation will only be made pursuant to the Subscription Agreement and any other definitive agreement(s) to be executed by the Company and each Investor.

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